SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)1

                                  Ticketmaster
                                (NAME OF ISSUER)

                 Class B Common Stock, par value $.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    88633P203
                                 (CUSIP NUMBER)


                            Julius Genachowski, Esq.
                                 USA Interactive
                              152 West 57th Street
                               New York, NY 10019
                                 (212) 314-7300

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 2, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 4 Pages)

-----------------
1       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.  SECURITY AND ISSUER

         This constitutes Amendment No. 5 (this "Amendment") to the Statement on
Schedule 13D (the "Statement") by USA Interactive (formerly USA Networks, Inc., "USA"), dated December 2, 1999, as amended by Amendment No. 1, dated June 26, 2000, Amendment No. 2, dated October 23, 2000, Amendment No. 3, dated November 21, 2000, and Amendment No. 4, dated January 31, 2001, with respect to shares of Class B common stock, par value $.01 per share (the "Class B Common Stock"), of Ticketmaster ("TMCS"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to these terms in the Statement. The principal executive offices of TMCS are located at 3701 Wilshire Boulevard, Los Angeles, CA 90010.

ITEM 4.  PURPOSE OF THE TRANSACTIONS

         The information contained in Item 4 of the Statement is hereby amended and supplemented by adding the following information:

         On June 2, 2002, USA delivered a letter to the Board of Directors of TMCS (the "Letter") announcing its intention to commence an exchange offer for the remaining outstanding shares of Class B Common Stock of TMCS (the "Exchange Offer"). On June 3, 2002, USA issued a press release publicly announcing the Exchange Offer (the "Press Release"). Copies of the Letter and the Press Release are attached as exhibits to this Amendment and are incorporated herein by reference.

         Except as set forth herein, neither USA nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any plan or proposal which relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following document is filed as an exhibit to this Amendment:

         5. Letter from USA Interactive to the Board of Directors of Ticketmaster, dated June 2, 2002.

         6.    Press Release of USA Interactive, dated June 3, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:  June 3, 2002

                                 USA INTERACTIVE


                                 By: /s/ Julius Genachowski
                                     -----------------------------------
                                     Name:  Julius Genachowski
                                     Title: Executive Vice President,
                                            General Counsel and
                                            Secretary

                                INDEX TO EXHIBITS
                                -----------------

         5. Letter from USA Interactive to the Board of Directors of Ticketmaster, dated June 2, 2002.

         6.    Press Release of USA Interactive, dated June 3, 2002.